Filed by Coca-Cola Enterprises Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Coca-Cola Enterprises Inc.
Commission File No.: 001-09300

John F. Brock
Chairman and CEO
June 16, 2010

FORWARD-LOOKING STATEMENTS
Included in this presentation are forward-looking management comments and other statements that reflect management’s current outlook for future periods. As always, these expectations are based on currently available competitive, financial, and economic data along with our current operating plans and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. The forward-looking statements in this news release should be read in conjunction with the risks and uncertainties discussed in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K and other SEC filings.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the
"SEC"), including a proxy statement/prospectus contained in a Form S-4 registration statement, which will be mailed to the shareowners of the Company.
SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING
THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION ABOUT THE PROPOSED TRANSACTION.
Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the
Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations
Department of Coca-Cola Enterprises at 770-989-3246.
PARTICIPANTS IN THE SOLICITATION
Coca-Cola Enterprises (“Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.
Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010
Annual Meeting of Shareowners filed with the SEC March 5, 2010 and a Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.
Information & Forward-Looking
Statements

AGENDA - CCE EUROPE
OVERVIEW OF CCE EUROPE
business outlook
key takeaways

Our Global Operating Framework
remains unchanged
Be the Best Beverage Sales and Customer
Service Company
• Most valued supplier
• Winning and inclusive culture
 Drive consistent long-term profitable growth

CCE Europe - Overview
EUROPE OI ($ millions)
Source: CCE annual earnings release. Figures are comparable, represent CCE’s
European Operating Segment and exclude Norway, Sweden and corporate expenses.
Source: CCE annual earnings release. Figures are comparable, represent CCE’s
European Operating Segment and exclude Norway, Sweden and corporate expenses.

Leading Brands Across Key Categories
ENERGY
RED, BLACK, SILVER
STILL
WATER
ISOTONICS/SPORTS
SPARKLING FLAVORS

NARTD Rank (1)	#1	#1	#1	#1

NARTD Share (2)
Value	31%	20%	39%	19%
Volume	27%	13%	23%	14%

Beverage Supplier (3)	#1	#3	#1	#1
Category Leader
Source:  (1) Canadean Market Insights 2009;
Source:  (1) Canadean Market Insights 2009;
 (2) Nielsen Calendar 2009 European aggregated database
 (2) Nielsen Calendar 2009 European aggregated database
 (3) Advantage Group Survey 2009
 (3) Advantage Group Survey 2009
Great Britain	France	Belgium	Netherlands

Opportunities for Growth - Europe
TCCC Per Capita Consumption 2009**
Mexico
United States
Belgium
Great Britain
Netherlands
France
Sweden
Norway
EUROPE Volume*
* CCE annual earnings release. Figures are comparable and rounded; exclude Norway and Sweden.
* CCE annual earnings release. Figures are comparable and rounded; exclude Norway and Sweden.
** TCCC; based on eight U.S. fluid ounces of a finished TCCC beverage.
** TCCC; based on eight U.S. fluid ounces of a finished TCCC beverage.
new CCE
+8
+6
+3
+7

CCE Markets Offer Unique Opportunities
Sources: Non-Alcoholic Ready-to-Drink (NARTD); category mix & brand data (Canadean Market Insights 2009);
J/I/T/C/O defined as juice/juice drinks, isotonics/sports, teas, coffee, other
* Includes Great Britain, France, Belgium, the Netherlands, Norway, and Sweden; numbers are rounded
NARTD Category Mix

Growing Beverage Value
VALUE
to consumers & customers
COMMITMENT
to protect, maintain, & enhance margins
FOCUS
on managing levers to grow value
European Revenue Growth
(net price/mix per case + volume)
Source: CCE Internal Reports; figures presented on a comparable and currency-neutral basis
Source: CCE Internal Reports; figures presented on a comparable and currency-neutral basis

• Growth driven by strong
 execution and promotions
European Volume Mix
Source: CCE Internal Reports, 2009
Source: CCE Internal Reports, 2009

Driving Growth with TCCC
• EXPAND availability
• CONNECT Coca-Cola with meals
• LEVERAGE emblematic properties
• RE-CONNECT with our roots
• LEAD a positive category dialogue

Our Local Network & Pan European
Supply Chain Drives Effective Customer Service
CCE TODAY:
~ 4,200
supply chain employees
16
manufacturing plants
33
warehouses
83
production lines
Sidcup
Dongen
East Kilbride
Wakefield
Colwall
Dunkirk
Gent
Antwerp
Grigny
Toulouse
Marseille
Chaudfontaine
Source: Internal reports; numbers are rounded
Source: Internal reports; numbers are rounded

Leveraging Scale to Drive Growth and
Improve Customer Service
SEGMENTED
OUTLET EXECUTION
FLEXIBLE
ROUTE-TO- MARKET
OCCASION
BASED ACTIVATION
~10%
direct store delivery by CCE
~55%
delivered through customer warehouses
~35%
delivered through wholesalers and
other intermediaries
Source: Internal reports for current CCE Europe; numbers are rounded
Source: Internal reports for current CCE Europe; numbers are rounded

Corporate Responsibility & Sustainability (CRS)
COMMITMENT 2020
WATER
STEWARDSHIP
ENERGY &
CLIMATE
PACKAGING &
RECYCLING
DIVERSE
&INCLUSIVE
CULTURE
PRODUCT
PORTFOLIO &
WELL-BEING

REDUCING
THE IMPACT OF
EACH PACK
CRS - Sustainable Package & Recycling
1994
Reducing PET and Costs
in our 500ml PET bottle
2006
2009
2010
36g
26g
24g
Source: Internal reports
Source: Internal reports

Pan European Operations and a
Local Business Led By Skilled Employees

AGENDA - CCE EUROPE
overview of cce europe
BUSINESS OUTLOOK
key takeaways

new CCE
$7.3 billion revenue
(pro forma FY 2009)
600 million physical cases
550,000 pieces
of cold drink equipment
18 manufacturing facilities
13,000 employees
continuity of management
Source: Internal reports; numbers are rounded
Source: Internal reports; numbers are rounded

Financial Priorities
CONSISTENT
long-term profitable growth
MAXIMIZE
free cash flow
IMPROVE
financial flexibility
INCREASE
return on invested capital

Achieving Financial Flexibility
Net Debt to EBITDA
$12.0	$11.6	$11.0	$10.0	$9.2	$8.3	$7.7
Note: Net Debt is total debt less cash; EBITDA figures are on a comparable basis
Note: Net Debt is total debt less cash; EBITDA figures are on a comparable basis
Long-term Net Debt to EBITDA Target is 2.5x to 3.0x

EXPECTED SOURCES & USES OF CASH
Capital Structure & Transaction Highlights
Fully diluted
Shares Outstanding
350-360
Effective initial
Tax Rate ~30%
US Domiciled,
NYSE listed
Net Debt at close expected to be in the range of $2 to $2½ billion
	Source	Use
$10 per share distribution		✓
Norway & Sweden Acquisition		✓
Balance Sheet	✓	✓
Cash from Operations	✓
Exercise of Options	✓
New Debt	✓
Other	✓	✓
TRANSACTION
EXPECTATIONS

Note: Targets are comparable and currency neutral
Note: Targets are comparable and currency neutral
Revenue Growth: 4%-5%
Operating Income Growth: 5%-6%
EPS growth: High single digits

2010 Business Outlook
• Strong first quarter results
• Second quarter business trends have been positive
• Currency headwinds have increased - at recent rates,
 CCE now expects a negative impact to 2010 EPS of
 approximately 10 cents
  on a diluted and comparable basis
• 2010 EPS now expected to increase 10 to 12 percent
  on a diluted, comparable, and currency neutral basis
• We will provide a more detailed update in July

Transaction Progress
• Transaction is on track to close fourth quarter
• Positive European Commission notification on May 18
• Preliminary S-4 filed on May 25
• Norway and Sweden integration preparation on track
• Key steps remaining include North American
 regulatory approval, IRS ruling letter,
 and shareowner approval

Key Takeaways
• Our business in Europe has a history of solid growth
• CCE is focused on delivering 2010 objectives and
 now expects 2010 EPS to increase 10 to 12 percent
  on a comparable and currency neutral basis
• Transaction with TCCC is on track to close in the
 fourth quarter 2010
• Our financial priorities are focused on driving long-
 term growth

John F. Brock
Chairman and CEO
June 16, 2010

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC’s web site at www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at www.cokecce.com under the tab “Investor Relations” or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

Participants in the Solicitation

Coca-Cola Enterprises Inc. (the “Company”) and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction.  Information regarding the interests of such directors and executive officers was included in the Company’s Proxy Statement for its 2010 Annual Meeting of Shareowners filed with the SEC March 5, 2010  and its Form 10-K filed on February 12, 2010 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available.  Each of these documents is, or will be, available free of charge at the SEC’s website at www.sec.gov and from the Company on its website or by contacting the Investor Relations Department at the telephone number above.